VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy &Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Liz Packebusch
Karina Dorin
Brian McAllister
Raj Rajan

Re:	Cadeler A/S Registration Statement on Form F-4 File No. 333-275092 Request for Effectiveness

Date
November 3, 2023

Cadeler A/S
Fairway House
Arne Jacobsens Allé 7
DK-2300 Copenhagen S
Denmark

+45 3246 3100
cadeler.com

CVR. no. 31180503

Dear Liz Packebusch, Karina Dorin, Brian McAllister and Raj Rajan:

Reference is made to the Registration Statement on Form F-4 (File No. 333-275092) filed by Cadeler A/S (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2023 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 9:00 a.m., Eastern Time, on November 7, 2023, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Connie I. Milonakis of Davis Polk & Wardwell London LLP, at +44 207 418-1327 (connie.milonakis@davispolk.com) with any questions you may have concerning this letter, or if you require any additional information. Please notify Connie I. Milonakis when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

CADELER A/S

By:	/s/ Mikkel Gleerup
Mikkel Gleerup
Title:	CEO

cc:	Connie I. Milonakis, Davis Polk & Wardwell London LLP